FILING PURSUANT TO RULE 425 OF THE SECURITIES
ACT OF 1933, AS AMENDED, AND DEEMED TO BE FILED
PURSUANT TO RULE 14a-12 OF THE SECURITIES
EXCHANGE ACT OF 1934, AS AMENDED

FILER: TRW INC

SUBJECT COMPANY: TRW INC. (NO. 1-2384)

FILING: NORTHROP GRUMMAN CORPORATION'S
         REGISTRATION STATEMENT ON FORM S-4
         (REGISTRATION NO. 333-83672)

[Don Winter communication to employees posted on TRW Intranet]

July 2, 2002

To TRW Systems Employees:

As you have already heard from TRW Chairman Phil Odeen, Northrop Grumman and TRW jointly announced yesterday that we have entered into a definitive merger agreement under which Northrop Grumman will acquire TRW. There are still a number of regulatory approval steps that need to be taken, and, of course, final shareholder approval of the deal before the acquisition is finalized. We expect this to occur some time in the fourth quarter of this year.

I would like to take this opportunity to tell you how pleased and excited I am about our planned future with Northrop Grumman. The combined entity of Northrop Grumman and TRW will create the nation's second-largest defense enterprise. With 2003 projected sales of more than $26 billion, our new organization will be a powerful and highly competitive company with tremendous growth prospects.

Northrop Grumman is an industry leader in systems integration, defense electronics, information technology and nuclear and non-nuclear ships. With the acquisition of TRW, they will gain tremendous new capabilities in critical areas of satellite systems and missile defense, while strengthening our already substantial business in information technology and systems integration capabilities. In fact, with TRW, Northrop Grumman will be a leading provider of information technology to the federal government and one of the three primary contributors to the nation's satellite and missile defense efforts.

In addition to the benefits that this deal brings to our shareholders and customers, I believe that our joining the Northrop Grumman family will be very positive for our most important assets... you, our employees. Their acquisition of TRW is based on a "strategic enhancement" rationale. It is not based on cost reduction. We will now be part of a larger, stronger, space, defense and information technology company that will provide much broader career growth opportunities for our employees to pursue.

The Northrop Grumman culture is similar to what we know in TRW. The company values its mission to support the defense of the free world, just as we do. Similar to TRW, Northrop Grumman has a history of taking on the stewardship of mission-critical systems, with an emphasis on leading-edge technologies . The company values technological strength, competence, creativity and teamwork. Finally, Northrop Grumman respects and takes pride in the significant contributions that come from the diversity of individuals and ideas that flourish within its family of employees.

It is important to note that, according to Kent Kresa, Northrop Grumman chairman and chief executive officer, less than 10 percent of the Northrop Grumman employee population is made up of legacy Northrop employees. Kent described Northrop Grumman as "a company of immigrants," with an evolving culture that welcomes TRW and our employees with open arms. It is also important to remember that Ron Sugar, the president and chief operating officer of Northrop Grumman, spent most of his career at TRW. Prior to leaving TRW in 2000, Ron was the president of our Aerospace and Information Systems business that TRW Systems was a part of. He knows our business and our people and will be very helpful as we make a smooth transition into the Northrop Grumman family. I have personally worked with Ron for close to twenty years. I know his values and management style and very much look forward to the opportunity to reengage with him. Both Kent and Ron offer very strong leadership that we can follow with pride and confidence.

Once the acquisition is final, as expected in the fourth quarter of 2002, it is anticipated that we will continue to run the TRW Systems business as part of the TRW sector of Northrop Grumman for a period of several months. During that time, Northrop Grumman will assess whether or not it makes sense to integrate Systems in whole or part with other Northrop Grumman entities. We are committed to keeping you informed with the progress of the acquisition. I plan to hold an employee Town Hall meeting in Reston on July 18 to report on our mid-year results and to discuss the status of the acquisition. This meeting will be broadcast to our major sites, and a summary of the meeting will be provided on our Web site. Additional information will be provided as it becomes available.

In closing, I would like to thank you, our employees for your dedication to our customers and our great company. I would also like to take this opportunity to thank Ken Freeman, TRW's lead director, and Phil Odeen for their stewardship and leadership of TRW through the last few very difficult months. Their commitment and loyalty to TRW's shareholders, customers and employees has been unparalleled. They led TRW through one of the most difficult periods in our long, distinguished history and have delivered us on a path that we can all feel good about as shareholders and employees. As we prepare to move forward on our new journey, I ask that you remain focused on meeting the needs of our customers and delivering results that we can all be proud of.

Don Winter
President and Chief Executive Officer
TRW Systems

The directors and certain executive officers of TRW may be deemed to be participants in the solicitation of proxies from shareholders of TRW in connection with TRW's special meeting of shareholders to consider the Agreement and Plan of Merger, dated as of June 30, 2002, with Northrop Grumman. Information concerning such participants is contained in TRW's definitive proxy statement relating to TRW's 2002 Annual Meeting filed with the Securities and Exchange Commission on March 4, 2002 on Schedule 14A, and certain additional information concerning such participants will be contained in the joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW Inc. that will be filed with the Securities and Exchange Commission.

This communication relates to the Agreement and Plan of Merger with Northrop Grumman. Shareholders of TRW are advised to read the JOINT PROXY STATEMENT FOR THE SPECIAL MEETING IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Shareholders of TRW and other interested parties may obtain, upon filing, free of charge, copies of TRW's proxy statement and other documents filed by TRW with the SEC at the SEC's internet website at www.sec.gov. Each of these documents may also be obtained free of charge by calling investor relations at TRW at (216) 291-7506.